UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

Sensei Biotherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

81728A 108
(CUSIP Number)

July 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                 ☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS James Peyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1		NAME OF REPORTING PERSONS Cambrian BioPharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,653,120 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,653,120 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,653,120 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) (2)
Includes unvested restricted stock units. Excludes unexercised stock options to purchase shares of comon stock.
The percent ownership is calculated based upon (i) an aggregate of 26,583,819 shares outstanding as of August 1, 2023, minus (ii) the 1,587,302 shares that the Issuer has agreed to repurchase pursuant to the Cambrian Purchase Agreement described under Item 4(a) below.

Item 1(a).	Name of Issuer:

Sensei Biotherapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1405 Research Blvd, Suite 125, Rockville, MD 20850

Item 2(a).	Name of Person Filing:

James Peyer and Cambrian BioPharma Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of James Peyer and Cambrian BioPharma Inc. is 228 Park Avenue S. #66643, New York, New York 10003.

Item 2(c).	Citizenship:

Mr. Peyer is a United States citizen.  Cambrian BioPharma Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

81728A 108

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Consists of 3,653,120 shares of common stock and excludes 65,286 stock options to purchase shares of common stock.  All such securities are held by Cambrian Biopharma Inc. Cambrian is a Delaware corporation and Mr. Peyer serves as Cambrian’s Chief Executive Officer. In such capacity Mr. Peyer may direct the voting and disposition of the shares held by Cambrian, subject in certain instances to the approval of Cambrian’s Board of Directors. Mr. Peyer disclaims beneficial ownership of such shares.

The ownership information included herein reflects the repurchase of the shares of common stock described below.

On July 31, 2023, James Peyer, Cambrian and their associates and controlled affiliates (“Cambrian”) entered into a purchase agreement (the “Cambrian Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to repurchase 1,587,302 shares of common stock from Cambrian at $1.26 per share and for an aggregate purchase price of approximately $2 million. Under the terms of the Cambrian Purchase Agreement, Cambrian has agreed to vote, until thirty days prior to the deadline for delivery of notice for the nomination of director candidates for election to the Issuer’s Board of Directors at the Issuer’s 2025 Annual Meeting of Stockholders (the “Effective Period”), all of Cambrian’s shares of the Issuer’s common stock at all meetings of stockholders, as well as in any consent solicitations of the Issuer’s stockholders, in accordance with the recommendations of the Issuer’s Board of Directors. In the event that Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC recommend otherwise with respect to any Issuer proposals (other than the election or removal of directors), Cambrian will be permitted to vote in accordance with such recommendations. Under the terms of the Cambrian Purchase Agreement, Cambrian has also agreed to certain standstill restrictions during the Effective Period including, among other things, with respect to nominating persons for election to the Issuer’s Board of Directors, submitting any stockholder proposal for consideration at any stockholder meeting, soliciting any proxies, and conducting any “withhold” or similar campaign.

The parties expect that the transaction will close on or about August 14, 2023 and that the 1,587,302 shares will be retired and cancelled on or about the date of the closing. James Peyer, the Chief Executive Officer of Cambrian, is also a director of the Issuer.

(b)	Percent of Class: 14.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,653,120

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,653,120

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 4, 2023

/s/ James Peyer

Cambrian BioPharma Inc.

Name:    James Peyer
Title:      CEO